FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 04, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
4 July 2022
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 July 2022	244,071	220.30	218.40	219.5281	LSE
04 July 2022	52,310	220.30	218.80	219.4519	CHIX
04 July 2022	92,932	220.40	218.70	219.4567	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 18 February 2022, as announced on 18 February 2022.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 132,723,374 Ordinary Shares in treasury and have 10,436,403,916 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
04 July 2022	08:03:36	BST	2584	219.40	BATE	1701197
04 July 2022	08:03:36	BST	9000	219.40	BATE	1,701,195
04 July 2022	08:06:42	BST	9733	219.50	BATE	1,705,543
04 July 2022	08:10:20	BST	9000	218.90	BATE	1,711,771
04 July 2022	08:10:20	BST	2012	218.90	BATE	1,711,773
04 July 2022	08:15:33	BST	6571	218.70	BATE	1,720,646
04 July 2022	08:15:33	BST	3742	218.70	BATE	1,720,644
04 July 2022	08:22:00	BST	10082	219.20	BATE	1,731,208
04 July 2022	08:27:18	BST	4326	219.60	BATE	1,738,503
04 July 2022	08:27:18	BST	6077	219.60	BATE	1,738,505
04 July 2022	08:29:45	BST	9988	220.40	BATE	1,742,260
04 July 2022	08:36:53	BST	3756	219.70	BATE	1,756,041
04 July 2022	08:36:53	BST	5811	219.70	BATE	1,756,039
04 July 2022	08:44:03	BST	10250	219.80	BATE	1,769,303
04 July 2022	08:02:47	BST	752	219.30	CHIX	1,699,749
04 July 2022	08:02:48	BST	205	219.30	CHIX	1,699,759
04 July 2022	08:02:49	BST	50	219.30	CHIX	1,699,773
04 July 2022	08:02:50	BST	34	219.30	CHIX	1,699,831
04 July 2022	08:02:50	BST	414	219.30	CHIX	1,699,794
04 July 2022	08:02:51	BST	1362	219.30	CHIX	1,699,845
04 July 2022	08:02:52	BST	626	219.30	CHIX	1,699,862
04 July 2022	08:03:36	BST	7046	219.30	CHIX	1,701,201
04 July 2022	08:11:00	BST	10820	218.80	CHIX	1,712,848
04 July 2022	08:21:57	BST	958	219.30	CHIX	1,731,135
04 July 2022	08:21:57	BST	1847	219.30	CHIX	1,731,133
04 July 2022	08:21:57	BST	436	219.30	CHIX	1,731,131
04 July 2022	08:21:57	BST	6419	219.30	CHIX	1,731,129
04 July 2022	08:29:50	BST	2909	220.30	CHIX	1,742,359
04 July 2022	08:30:03	BST	7024	220.30	CHIX	1,743,153
04 July 2022	08:40:27	BST	5677	219.60	CHIX	1,762,644
04 July 2022	08:40:27	BST	5731	219.60	CHIX	1,762,642
04 July 2022	08:03:36	BST	4505	219.30	LSE	1,701,203
04 July 2022	08:03:36	BST	2621	219.30	LSE	1,701,199
04 July 2022	08:03:36	BST	3796	219.40	LSE	1,701,172
04 July 2022	08:03:36	BST	2944	219.40	LSE	1,701,170
04 July 2022	08:09:05	BST	3126	219.40	LSE	1,709,314
04 July 2022	08:09:05	BST	4279	219.40	LSE	1,709,312
04 July 2022	08:09:09	BST	4546	219.20	LSE	1,709,499
04 July 2022	08:09:09	BST	2439	219.20	LSE	1,709,497
04 July 2022	08:13:00	BST	8047	218.40	LSE	1,716,148
04 July 2022	08:15:33	BST	2706	218.70	LSE	1,720,650
04 July 2022	08:15:33	BST	4183	218.70	LSE	1,720,648
04 July 2022	08:16:48	BST	7009	218.70	LSE	1,722,664
04 July 2022	08:17:59	BST	7599	218.60	LSE	1,724,433
04 July 2022	08:18:41	BST	4530	218.40	LSE	1,725,735
04 July 2022	08:18:41	BST	3015	218.40	LSE	1,725,737
04 July 2022	08:22:21	BST	2244	219.10	LSE	1,731,711
04 July 2022	08:27:18	BST	1130	219.60	LSE	1,738,501
04 July 2022	08:27:18	BST	5847	219.60	LSE	1,738,499
04 July 2022	08:30:03	BST	8286	220.20	LSE	1,743,174
04 July 2022	08:30:03	BST	7604	220.30	LSE	1,743,155
04 July 2022	08:30:47	BST	8125	220.00	LSE	1,744,800
04 July 2022	08:36:53	BST	6574	219.70	LSE	1,756,043
04 July 2022	08:36:53	BST	317	219.70	LSE	1,756,045
04 July 2022	08:44:03	BST	2896	219.80	LSE	1,769,313
04 July 2022	08:44:03	BST	4275	219.80	LSE	1,769,311
04 July 2022	08:44:03	BST	6917	219.80	LSE	1,769,305
04 July 2022	08:46:47	BST	7099	219.70	LSE	1,775,009
04 July 2022	09:00:33	BST	7860	219.90	LSE	1,799,398
04 July 2022	09:25:03	BST	7587	219.30	LSE	1,826,962
04 July 2022	09:39:16	BST	1905	219.50	LSE	1,841,538
04 July 2022	09:39:16	BST	5446	219.50	LSE	1,841,536
04 July 2022	09:40:44	BST	6659	219.40	LSE	1,843,006
04 July 2022	09:41:07	BST	7220	219.30	LSE	1,843,608
04 July 2022	09:42:14	BST	7397	219.40	LSE	1,844,721
04 July 2022	09:48:39	BST	10732	219.60	LSE	1,850,916
04 July 2022	09:49:22	BST	7365	219.40	LSE	1,851,660
04 July 2022	09:49:38	BST	3389	219.30	LSE	1,851,917
04 July 2022	09:49:38	BST	3698	219.30	LSE	1,851,915
04 July 2022	10:02:26	BST	8027	219.70	LSE	1,864,651
04 July 2022	10:13:20	BST	2470	220.10	LSE	1,875,588
04 July 2022	10:13:20	BST	1382	220.10	LSE	1,875,586
04 July 2022	10:13:20	BST	2908	220.10	LSE	1,875,584
04 July 2022	10:13:20	BST	2000	220.10	LSE	1,875,582
04 July 2022	10:13:20	BST	8783	220.10	LSE	1,875,580
04 July 2022	10:14:59	BST	6857	220.10	LSE	1,877,310
04 July 2022	10:20:30	BST	1068	220.20	LSE	1,882,859
04 July 2022	10:20:30	BST	6430	220.20	LSE	1,882,857
04 July 2022	10:28:57	BST	8229	220.10	LSE	1,890,235

Date: 04 July 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary